(As filed with the Securities and Exchange Commission on March 28, 2002)

                                                                File No. 70-9551

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     POS AMC
                        (POST-EFFECTIVE AMENDMENT NO. 2)
                                       ON
                                    FORM U-1
                           APPLICATION OR DECLARATION

                                    under the
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

            NiSource Inc.                    NiSource Development Company, Inc.
        801 East 86th Avenue                        801 East 86th Avenue
  Merrillville, Indiana 46410-6272            Merrillville, Indiana 46410-6272

           (Names of companies filing this statement and addresses of principal executive offices)

                                  NiSource Inc.
    (Name of top registered holding company parent of applicant or declarant)

                               Jeffrey W. Grossman
                          Vice President and Controller
                                  NiSource Inc.
                              801 East 86th Avenue
                        Merrillville, Indiana 46410-6272

                     (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications to:

Peter V. Fazio, Jr., Esq.                  William T. Baker, Jr., Esq.
Schiff Hardin & Waite                      Thelen Reid & Priest LLP
6600 Sears Tower                           40 West 57th Street
Chicago, Illinois  60606-6473              New York, New York  10019



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          The record in this proceeding is hereby supplemented as follows:

     ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS, is supplemented as follows:

     A.   Summary of Prior Proceedings and Introduction.

          By order dated October 30, 2000 in this proceeding (Holding Co. Act Release No. 27263) (the "Merger Order" ), the Securities and Exchange Commission ("Commission" or "SEC") authorized NiSource Inc. (formerly New NiSource Inc.) ("NiSource"), a Delaware corporation, to acquire all of the issued and outstanding common stock of NiSource Inc., an Indiana corporation ("NiSource Indiana") and Columbia Energy Group ("Columbia") through mergers of wholly-owned subsidiaries of NiSource into NiSource Indiana and Columbia, followed immediately by the merger of NiSource Indiana into NiSource. These transactions (the "Merger") were consummated on November 1, 2000, and NiSource registered with the Commission as a holding company pursuant to Section 5 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on the same day.

          NiSource directly or indirectly owns all of the issued and outstanding common stock of ten public-utility subsidiaries (referred to collectively as the "Utility Subsidiaries"), as follows: Northern Indiana Public Service Company ("NIPSCO"), Kokomo Gas and Fuel Company, Northern Indiana Fuel and Light Company, Inc. and Bay State Gas Company ("Bay State"), which are owned directly by NiSource; Northern Utilities, Inc., which is a subsidiary of Bay State; and Columbia Gas of Kentucky, Inc., Columbia Gas of Maryland, Inc., Columbia Gas of Ohio, Inc., Columbia Gas of Pennsylvania, Inc. and Columbia Gas of Virginia, Inc., which are direct subsidiaries of Columbia. Together, the Utility Subsidiaries distribute gas at retail in portions of Indiana, Ohio, Virginia, Maryland, Kentucky, Pennsylvania, Massachusetts, New Hampshire and Maine. In addition, NIPSCO generates, transmits and sells electricity in a portion of northern Indiana. In addition, NiSource owns, directly or indirectly, various non-utility subsidiary companies.

          In this Post-Effective Amendment, NiSource seeks authorization by the Commission for the retention of certain real estate interests held, and related operations engaged in, by Lake Erie Land Company ("Lake Erie") and its subsidiary company, SCC Services, Inc. ("SCC") and certain interests in a real estate joint venture held by Indianapolis Water Company ("Indianapolis Water"). Lake Erie and SCC are owned indirectly by NiSource(1) through an intermediate holding company, NiSource Development Company, Inc. ("Development").

          In this Post-Effective Amendment, NiSource provides the basis for the continued retention of certain additional non-utility investments described below.

     B.   Retention of Certain Real Estate Interests

          Section 11(b)(1) of the Act permits a registered holding company to retain non-utility businesses that are reasonably incidental, or economically necessary or appropriate, and not detrimental to the proper functioning of the


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(1)  The Merger Order required that NiSource file a Post-Effective Amendment by
     March 31, 2002 seeking to justify the retention of Lake Erie and SCC.


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holding company system. Although the Commission traditionally has interpreted this provision to require an operating or functional relationship(2) between the non-utility activity and the system's core utility business, in its release promulgating Rule 58,(3) the Commission stated that it "has sought to respond to developments in the industry by expanding its concept of a functional relationship." The Commission concluded in the Rule 58 Release "that various considerations, including developments in the industry, the Commission's familiarity with the particular non-utility activities at issue, the absence of significant risks inherent in the particular venture, the specific protections provided for consumers and the absence of objections by the relevant state regulators, made it unnecessary to adhere rigidly to the types of administrative measure" used in the past. In the SEC Division of Investment Management 1995 report on the Regulation of Public Utility Holding Companies (the "1995 Report"), Staff recommended a more flexible interpretation of the provisions of the Act concerning diversification and contemplated "an interpretation of the language of Section 11(b)(1) that would allow registered holding companies to engage in non-utility businesses that are economically appropriate and in the public interest, regardless of whether such activities are ancillary to the utility business."(4)

          1. Lake Erie and SCC

          Prior to the Merger, the predecessor of NiSource, NiSource Indiana, as an exempt holding company, invested in Lake Erie and SCC and, as such, was free to invest in a variety of non-utility businesses and activities without the need to obtain prior Commission approval under Section 9(a) of the Act. The investments in Lake Erie and SCC are reasonably incidental, have been successful overall, resulted in tangible benefits to shareholders, and were undertaken in compliance with applicable state laws and regulations in a manner to benefit the environment and to minimize risks to the ratepayers of the affiliated utilities. Moreover, these activities were undertaken to help develop, economically, businesses and residential properties in an area of NiSource's Indiana utility territory which had been economically depressed. In particular, various companies and entities which formed the basis of Lake Erie were acquired out of bankruptcy. NiSource was one of the only large companies which was in a position to undertake this activity.(5)

          Among other activities, Lake Erie owns wetlands that can be used as offsets to enable developers to obtain approval for projects that require filling of wetlands. These offsets can be used for construction projects by NiSource's Indiana utilities and are also sold to others in need of offsets. Because it is difficult and economically inefficient to identify discrete, small

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(2) Michigan Consolidated Gas Co., 44 SEC 361 (1970), aff'd sub nom., Michigan
    Consolidated Gas Company v. SEC, 444 F.2d 913 (D.C. Cir. 1971).

(3) Exemption of Acquisition by Registered Public-Utility Holding Companies of Securities of Nonutility Companies Engaged in Certain Energy-Related and Gas-Related Activities, Holding Co. Act Release No. 26667 (Feb. 14, 1997) ("Rule 58 Release").

(4) 1995 Report at 83.


(5) See, e.g., Ameren Corp., Holding Co. Act Release No. 26809 (Dec. 30, 1997) (Ameren permitted to retain a subsidiary which provided venture capital financing for business and residential development projects within the utility's service area. The Commission noted that "[a]s one of the few large, public companies located and operating in the area, CIPSCO, through CIPSCO Ventures, can be a source of capital for economic development when few other sources are available.")


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tracts of wetlands to be restored each time a need for a small amount of offsets arises, it is beneficial to have a large bank of restored wetlands available to serve these needs as they arise and to sell the offsets to third parties to the extent that the available bank exceeds near-term utility system needs. Furthermore, larger tracts of wetlands are environmentally preferable to smaller tracts that collectively comprise the same number of acres. Thus, NiSource is able to serve as a good environmental citizen as well as meet its system utility needs for wetlands offsets by holding tracts of restored wetlands larger than the minimum necessary for the foreseeable needs of NiSource utilities.(6) These offsets are similar to the air emission allowance credits, which can be traded or used to satisfy air quality requirements. NiSource has reserved wetlands, valued at $500,000 to be used by NiSource utilities. In addition, certain property, valued at $15 million was also donated at December 31, 2000 to a non-affiliated not-for-profit corporation to foster good citizenship and provide public facilities for the use of residents of northwest Indiana.

          Lake Erie and SCC also develop and operate tracts of land which were initially purchased from non-affiliated parties in bankruptcy within the service territories of NiSource utility subsidiaries and turned into model communities serving residential, commercial and industrial needs and providing recreational facilities. The primary purpose of these acquisitions was to support economic development in northwestern Indiana, based on sound environmental protection principles. The projects have become national models for economic and community development premised on upgrading and protecting the environment. In order to assure that the projects meet these goals, NiSource has made active investments in the projects. As of December 31, 2001, these net investments amounted to approximately $49 million, which is an amount reduced by gifts to non-affiliated not-for profit charitable institutions. In addition, to protect these investments and to achieve the policy goals, SCC manages the projects, including the recreational facilities and environmental aspects. Finally, Lake Erie, together with its affiliate, NiSource Energy Technologies, Inc., and SCC, as manager, have been using the projects to develop the first fully integrated fuel cell residence, combining energy cost savings with additional energy efficiencies.(7)

          Each of the aforementioned interests is retainable pursuant to Commission precedent. The Commission has previously authorized the retention of non-utility subsidiaries engaging in real estate activities or the formation of non-utility subsidiaries to manage real estate portfolios, market excess or unwanted real estate, and facilitate the exploitation of resources on or in such real estate interests.(8) The Commission has also authorized retention of real estate to promote economic development including residential, commercial,


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(6) See New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1,
    1997) (investments in environmental services companies permitted to be retained); and Central and South West Corporation, Holding Co. Act Release No. 26367 (Sept. 1, 1995) (same); see also Rule 58(b)(vii).

(7) See National Grid Group PLC, Holding Co. Act Release No. 27490 (Jan. 16,
    2002) (Commission permitted retention of subsidiary companies involved in development of fuel cells and energy efficiency technologies); KeySpan Corporation, Holding Co. Act Release No. 27271 (Nov. 7, 2000) (permitting retention of subsidiary involved in developing fuel cells that utilize natural gas); see also Rule 58(b)(1)(ii), (iv) and (vi).

(8) See, e.g., Dominion Resources, Inc., Holding Co. Act Release No. 27406 (May 24, 2001) (authority to lease or sell excess properties to third parties and create non-utility subsidiary to manage real estate portfolio and market excess real estate); New Century Energies, Inc., Holding Co. Act Release No. 27212 (Aug. 16, 2000) (permitted to retain real property surrounding or adjacent to property used in regulated operations, and permitting interest in a partnership that leases real property to farmers); WPL Holdings, Inc., Holding Co. Act Release No. 26856 (Apr. 14, 1998) (permitted non-utility holding company subsidiary that manages and sells resort properties); Allegheny Power System, Inc., Holding Co. Act Release No. 26401 (Oct. 27, 1995) (authorizing subsidiary to manage real estate portfolio).


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


industrial and recreational properties, and facilities, within the registered system's utility service territory.(9)

          Moreover, with respect to the properties, the Commission has authorized subsidiaries of registered holding companies to retain and lease property used in activities such as public recreation, agricultural uses, and extraction of resources.(10)

          Exhibit I-2 to NiSource's Amendment No. 7 to this Merger U-1 describes the business activities of non-utility subsidiaries of NiSource. Section J of
Exhibit I-2 thereto describes, in greater detail, Lake Erie and SCC.


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(9) The Commission has authorized registered holding companies to retain interests in industrial and other non-utility enterprises located in the service territory of the registered holding company that were formed to promote local economic development by creating new job opportunities, attracting new industries and retaining existing industries. See FirstEnergy Corp., Holding Co. Act Release No. 27459 (Oct. 29, 2001) (permitting retention of company that makes loans to developers of housing, commercial properties and recreational facilities); Ameren Corp., Holding Co. Act Release No. 26809 (Dec. 30, 1997) (authorizing investments in (a) a venture capital fund for local business development, (b) a multi-purpose arena and (c) a limited liability company that owns 231 acres of farmland to be used to develop an industrial park); WPL Holdings, Inc., supra (retention of 54.55% interest in company organized to promote economic development in downtown Cedar Rapids, Iowa and in Heartland Properties, Inc., a developer of multi-family housing projects); The Potomac Edison Company, Holding Co. Act Release No. 25312 (May 14, 1991) (permitting retention of for-profit, economic development corporation created to stimulate and promote growth and retain jobs). The properties owned by Lake Erie and managed by SCC were formed to attract new industries and retain existing industries.
    The Commission also allowed Alliant Energy Corporation, successor to WPL Holdings, Inc. ("Alliant"), to retain its investment in Village Lakeshares, Inc., a limited partnership that manages and sells resort properties, primarily timeshare properties. Alliant was in the process of selling the timeshare properties but intended to keep 20% of its timeshares to protect its interest until all of the properties could ultimately be sold. See WPL Holdings, Inc., supra.


(10)See New Century Energies, Inc., Holding Co. Act Release No. 27212 (Aug. 16,
    2000) (where utility needed to acquire land for utility purposes, purchase of land in excess of utility needs was permitted by subsidiary and subsidiary allowed to lease excess to third parties for agricultural purposes); Pennsylvania Electric Company, Holding Co. Act Release No. 24716 (Sept. 15, 1988) (approving lease of unused tracts of land and buildings to third parties for agricultural uses, recreational purposes, extraction of resources, and alternative uses of buildings); Metropolitan Edison Company, Holding Co. Act Release No. 23953 (Dec. 18, 1985) and Philadelphia Electric Power Company, Holding Co. Act Release No. 17877 (Feb. 6, 1973) (funds authorized to be spent to develop recreational facilities at project sites). In these instances, the property was originally acquired in connection with the development of electric facilities, and the Commission permitted the properties to be retained and used for recreational and other purposes. Here, although the properties were not originally acquired in connection with electric facilities, the original purpose of the acquisition was similar to permitted non-utility purposes. As the Commission stated in the Merger Order the activities were "in some respects similar to, but not strictly within, [Commission] precedent." Recently the Commission has permitted a separate registered holding company to retain and manage real property originally used for a hydro electric project even though the project no longer served a utility function. See Emera, Inc., Holding Co. Act Release No. 27445 (Oct. 1, 2001); see also Conectiv, Inc., Holding Co. Act Release No. 26832 (Feb. 25, 1998) (subsidiary that managed real estate originally acquired for a utility purpose that no longer existed was retainable as a vehicle for the development and sale of this real estate).


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          2. Wellingshire

          Prior to, and continuing after, the Merger, the City of Indianapolis (the "City") has been negotiating to purchase substantially all of the assets of IWC Resources Corporation ("IWCR"), and its subsidiary water utilities. Prior to the Merger, one of IWCR's water utility subsidiaries, Indianapolis Water, had entered into Wellingshire ("Wellingshire"), a 50/50 joint venture with a non-affiliated development company, to develop land above an aquifer and reservoir lake used in part for the water supply of the City. The City has decided not to purchase Wellingshire as part of its purchase of substantially all of the assets of IWCR and its subsidiaries. Indianapolis Water's contribution to Wellingshire was the land above the aquifer, which had been acquired over a number of years prior to the Merger as part of the water supply to the City. Wellingshire has been developing housing and recreational facilities on the land. The water will continue to be used for the City's water supply. The non-affiliated developer is managing the development of the facilities and the developer, and non-affiliated housing associations, will manage the recreational and housing facilities, respectively, when the facilities are complete. NiSource's interest is passive and there are no affiliate arrangements among NiSource system companies. For the reasons set forth in Paragraph I.B.1, and related footnotes 8, 9 and 10, above, NiSource believes that the investment in Wellingshire can be retained.

          3. Retention

          As the real estate interests that NiSource proposes to retain are consistent with Commission precedent, the Commission should approve retention of such interests.

     C.   Other Non-Utility Investments

          Development was authorized under the Merger Order to be retained as a non-utility holding company subsidiary of NiSource. In addition to Development's holdings authorized under the Merger Order, certain other investments, in funds which invest in either energy-related businesses or in businesses in NiSource's geographical region, were identified as held by Development in NiSource's Registration Statement on Form U5B, which was filed post-Merger. These investments, and the basis for their continued retention, are set forth in
Exhibit I-2(a) hereto.

     D.   Divestiture of Water Companies

          See Item 3 below relating to an earlier post-effective amendment in this proceeding (Post-Effective Amendment No. 1) seeking a separate Commission order concerning divestiture of substantially all of the assets of IWCR and its subsidiary companies.

     ITEM 2. FEES, COMMISSIONS, AND EXPENSES, is supplemented as follows:

          The additional estimated fees to be incurred by NiSource and Development in connection with this Post-Effective Amendment will not exceed $15,000.


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ITEM 3.  PROCEDURE, is supplemented as follows:

          On March 21, 2002, NiSource pursuant to the Merger Order, filed Post-Effective Amendment No. 1 seeking a supplemental order of the SEC in this proceeding relating to the required divestiture of substantially all of the assets of IWCR, and its subsidiary companies, involved in the business of storing, supplying, distributing and selling water to the public and in providing ancillary services to water utilities. NiSource has requested a separate SEC order with respect to the divestiture of substantially all the assets of IWCR as soon as the SEC's rules allow.

          NiSource requests that the Commission issue an order authorizing NiSource's retention of the real estate interests and operations of Lake Erie and SCC, and Wellingshire, as specified above.

     ITEM 4. EXHIBITS AND FINANCIAL STATEMENTS, is supplemented as follows:

     A.   Exhibits

          I-2(a) Retention of Certain Passive Interests


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                                   SIGNATURES

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Post-Effective Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

                                       NISOURCE INC.



                                       By:  /s/ Michael W. O'Donnell
                                          --------------------------------------
                                          Name: Michael W. O'Donnell
                                          Title:  Executive Vice President
                                                  and Chief Financial Officer

                                       NISOURCE DEVELOPMENT COMPANY, INC.



                                       By:  /s/ Gary W. Pottorff
                                          --------------------------------------
                                          Name: Gary W. Pottorff
                                          Title: Secretary



Date: March 28, 2002